O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4415

April 26, 2006

VIA EDGAR AND FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Alan Morris

Dear Sirs:

RE:	SEARCHLIGHT MINERALS CORP. (the “Company”)
	-	Registration Statement on Form SB-2 filed on April 3, 2006
	-	File Number 333-132929

We write on behalf of the Company response to your comment letter dated April 7, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). The Amended SB-2 has been revised to update the financial statements of the Company required pursuant to Item 310(g) of Regulation S-B and the related disclosure in the Form SB-2.

We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing. If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

Enclosures

cc:	Searchlight Minerals Corp. Attn: Mr. Ian McNeil

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars